Exhibit 11.1

WIRELESS TELECOM GROUP, INC.
COMPUTATION OF PER SHARE EARNINGS
(Unaudited)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2008	2007	2008	2007
Net Income (Loss)	$(510,148)	$941,937	$(2,028,941)	$2,608,927
BASIC EARNINGS:
Weighted average number of common shares
outstanding	25,658,203	25,914,099	25,730,629	25,877,129
Basic earnings (loss) per common share	$(0.02)	$0.04	$(0.08)	$0.10
DILUTED EARNINGS:
Weighted average number of common shares
outstanding	25,658,203	25,914,099	25,730,629	25,877,129
Assumed exercise of stock options	-	128,088	-	190,732
Weighted average number of common shares
outstanding, as adjusted	25,658,203	26,042,187	25,730,629	26,067,861
Diluted earnings (loss) per common share	$(0.02)	$0.04	$(0.08)	$0.10